UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ____*)1

Novogen Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Q 69941203

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Q 69941203	13G	Page 2 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Graham E. Kelly

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

Number of Shares Beneficially Owned by Each Reporting Person With
	5	SOLE VOTING POWER 1,625,154 shares

	6	SHARED VOTING POWER 6,505,538 shares

	7	SOLE DISPOSITIVE POWER 1,625,154 shares

	8	SHARED DISPOSITIVE POWER 6,505,538 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,130,692 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%

12	TYPE OF REPORTING PERSON* IN

CUSIP No. Q 69941203	13G	Page 3 of 8

1	NAME OF REPORTING PERSON Bende Holdings Pty Ltd S.S. or I.R.S. Identification number of above person: None

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Bende Holdings Pty Ltd is incorporated under the laws of Australia

Number of Shares Beneficially Owned by Each Reporting Person With
	5	SOLE VOTING POWER 0 shares

	6	SHARED VOTING POWER 6,505,538 shares

	7	SOLE DISPOSITIVE POWER 0 shares

	8	SHARED DISPOSITIVE POWER 6,505,538 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,505,538 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.80%

12	TYPE OF REPORTING PERSON* CO

CUSIP No. Q 69941203	13G	Page 4 of 8

Item 1.	(a)		Name of Issuer:

Novogen Limited (the “Company”)

	(b)		Address of Issuer’s Principal Executive Offices:

140 Wicks Road
North Ryde, New South Wales 2113
Australia

Item 2.	(a)		Name of Person Filing:

This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) between (i) Graham E. Kelly and ii) Bende Holdings Pty Ltd (“Bende Holdings”). Mr. Kelly is the controlling shareholder of Bende Holdings. The other shareholders of Bende Holdings are family members of Mr. Kelly.

	(b)		Address of Principal Business Office or, if None, Residence:

		Graham E. Kelly	140 Wicks Road
North Ryde, New South Wales 2113
Australia

		Bende Holdings	47 Coolawin Road
Northbridge, New South Wales 2063
Australia

	(c)		Citizenship:

Graham E. Kelly is a citizen of Australia.

Bende Holdings is incorporated under the laws of Australia.

	(d)		Title of Class of Securities:

Ordinary Shares

	(e)		CUSIP Number:

Q 69941203

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is:

	(a)		☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)		☐ Bank as defined in Section 3(a) (6) of the Exchange Act;

	(c)		☐ Insurance company as defined in Section 3(a) (19) of the Exchange Act;

CUSIP No. Q 69941203	13G	Page 5 of 8

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐	An investment adviser in accordance with Rule 13-d-1(b) (1) (ii) (E);

	(f)	☐	An Employee benefit plan or endowment fund in accordance with Rule 13-d-1(b) (1) (ii) (F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13-d-1(b) (1) (ii) (G);

	(h)	☐	A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13-d-1(b) (1) (ii) (J)

Not applicable.

Item 4.	Ownership.

     The following information is provided as of December 31, 2003:

     Graham E. Kelly has sole voting and dispositive power with respect to i) 1,104,500 ordinary shares of the Company directly owned by him and ii) 520,654 shares held by several Australian superannuation funds of which Mr. Kelly has sole voting and dispositive power. Mr. Kelly has shared voting and dispositive power with respect to an aggregate of 6,505,538 ordinary shares of the Company held by Bende Holdings. Since Mr. Kelly is the controlling shareholder of Bende Holdings, Bende Holdings shares voting and dispositive power over these shares with Mr. Kelly.

     Graham E. Kelly

(a)	Amount beneficially owned:

8,130,692 shares (including 6,505,538 shares owned by Bende Holdings)

(b)	Percent of class:

8.5%. The percentage is calculated based upon the total number of issued and outstanding shares of the Company as of September 1, 2003, as reflected in the Company’s Form 20-F filed December 23, 2003.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

1,625,154 shares

(ii) Shared power to vote or to direct the vote:

CUSIP No. Q 69941203	13G	Page 6 of 8

6,505,538 shares

	(iii)	Sole power to dispose or to direct the disposition of:

1,625,154 shares

	(iv)	Shared power to dispose or to direct the disposition of:

6,505,538 shares

Bende Holdings

(a)	Amount beneficially owned:

6,505,538 shares

(b)	Percent of class:

6.80%. The percentage is calculated based upon the total number of issued and outstanding shares of the Company as of September 1, 2003, as reflected in the Company’s Form 20-F filed December 23, 2003.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

0 shares

	(ii)	Shared power to vote or to direct the vote:

6,505,538 shares

	(iii)	Sole power to dispose or to direct the disposition of:

0 shares

	(iv)	Shared power to dispose or to direct the disposition of:

6,505,538 shares

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

CUSIP No. Q 69941203	13G	Page 7 of 8

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     Not applicable.

[The remainder of this page intentionally left blank.]

CUSIP No. Q 69941203	13G	Page 8 of 8

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004

By:	/s/ Graham E. Kelly Name: Graham E. Kelly
Bende Holdings Pty Ltd
By:	/s/ Graham E. Kelly Name: Graham E. Kelly Title: Secretary